                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                             Xpedite Systems, Inc.
                             ---------------------
                               (Name of Issuer)

                    Common Stock, $.01, par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  893929-10-0
                            ----------------------
                                (CUSIP Number)


                                Patrick G. Jones
                             Senior Vice President
                               Finance and Legal
                          Premiere Technologies, Inc.
                           3399 Peachtree Road, N.E.
                           Lenox Building, Suite 400
                            Atlanta, Georgia  30326
                                 (404) 262-8400


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 13, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                         (continued on following pages)

                              (Page 1 of 6 Pages)

---------------------------------------                        -----------------
CUSIP No. 893929-10-0                              13D         PAGE 2 OF 6 PAGES
---------------------------------------                        -----------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Premiere Technologies, Inc.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   59-3074176
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [_]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Georgia
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
     NUMBER OF                0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY            8  SHARED VOTING POWER
     OWNED BY                 3,621,953(1)
       EACH        -------------------------------------------------------------
     REPORTING             9  SOLE DISPOSITIVE POWER
      PERSON                  0
       WITH        -------------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,621,953(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   38.1%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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(1)  The shares indicated include all of the issued and outstanding shares and all outstanding options and warrants (whether or not exercisable within 60 days) which are subject to the Stockholder Agreements described and defined in Item 4 of this statement. The reporting person expressly disclaims beneficial ownership of any of the shares of common stock of Xpedite Systems, Inc. ("Xpedite") as to which it may be deemed to share voting power pursuant to the Stockholder Agreements.

(2) The percentage indicated represents the percentage of the total outstanding shares of Xpedite common stock, which includes all shares issued and outstanding as of October 31, 1997, as represented to the reporting person by Xpedite in the Merger Agreement described and defined in Item 4 of this statement, and all outstanding options and warrants (whether or not exercisable within 60 days) which are subject to the Stockholder Agreements. See Item 5 to this statement. The reporting person expressly disclaims beneficial ownership of any of the shares of common stock of Xpedite as to which it may be deemed to share voting power pursuant to the Stockholder Agreements.


                               Page 3 of 6 Pages
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Item 1.  Security and Issuer

   This statement relates to the common stock of Xpedite Systems, Inc., $.01 par value per share ("Xpedite Common Stock"). Xpedite Systems, Inc. ("Xpedite") is a Delaware corporation whose principal executive offices are located at 446 Highway 35, Eatontown, New Jersey 07724.

Item 2.  Identity and Background

   This statement is being filed by Premiere Technologies, Inc. a Georgia corporation ("Premiere"), whose principal executive offices are located at 3399 Peachtree Road, N.E., Lenox Building, Suite 400, Atlanta, Georgia 30326.

   During the last five years, neither Premiere nor, to the best of Premiere's knowledge, any of its directors or executive officers have been (a) convicted in any criminal proceedings (including traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

   This item is not applicable because the nature of Premiere's deemed beneficial ownership of shares of Xpedite Common Stock arises under the Stockholder Agreements described and defined under Item 4 below.

Item 4.  Purpose of Transaction

   Premiere has entered into an Agreement and Plan of Merger, dated as of November 13, 1997 (the "Merger Agreement"), with Xpedite and Nets Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Premiere (the "Acquisition Sub"). Subject to the terms and conditions of the Merger Agreement, Acquisition Sub will merge with and into Xpedite (the "Merger"), which will be the surviving corporation of the Merger and, as a result thereof, will become a wholly-owned subsidiary of Premiere.

   Pursuant to the Merger Agreement, Premiere, Xpedite and certain stockholders (the "Stockholders") have entered into certain Stockholder Agreements dated as of November 13, 1997 (the "Stockholder Agreements"). The Stockholder Agreements provide, among other things, that the Stockholders will vote their shares of Xpedite Common Stock in favor of the execution and delivery by Xpedite of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The Stockholder Agreements will terminate upon the earlier of the effective time of the Merger or the date upon which the Merger Agreement is terminated in accordance with its terms.

   The purpose of the Merger Agreement and the Stockholder Agreements is to effect the Merger, which upon consummation will result in Xpedite's common stock becoming eligible for termination pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   The total of 3,621,953 shares (the "Shares") of Xpedite Common Stock subject to the Stockholder Agreements includes 3,115,062 issued and outstanding shares beneficially owned by the Stockholders and 506,891 shares subject to outstanding stock options and warrants held by the Stockholders. The Shares equal approximately 38.1% of the Xpedite Common Stock, based on (i) 8,997,105 shares of Xpedite Common Stock issued and outstanding on October 31, 1997, as represented to Premiere by Xpedite in the Merger Agreement, and (ii) 506,891 shares subject to outstanding stock options and warrants held by the Stockholders. The 506,891 shares subject to outstanding stock options and warrants includes all outstanding stock options and warrants held by the Stockholders, whether or not currently exercisable or exercisable within 60 days.

   Premiere expressly disclaims any beneficial ownership of the Shares of Xpedite Common Stock subject to the Stockholder Agreements.

   Other than as set forth in this Item 5, to the best of Premiere's knowledge
   (i) neither Premiere nor any subsidiary or affiliate of Premiere or any of its or their executive officers or directors, beneficially owns any shares of Xpedite Common Stock, and (ii) there have been no transactions in the shares of Xpedite Common Stock affected during the past 60 days by Premiere, nor to the best of Premiere's knowledge, by any subsidiary or affiliate of Premiere or any of its or their executive officers or directors.

                               Page 4 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Other than the Merger Agreement and the Stockholder Agreements, copies of which (excluding certain schedules) are filed herewith, to the best of Premiere's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Xpedite.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   The agreements filed as exhibits to this statement are as follows:


1. Agreement and Plan of Merger (including exhibits) dated as of November 13, 1997 by and among Premiere Technologies, Inc., Nets Acquisition Corp. and Xpedite Systems, Inc.

2. Stockholder Agreement by and among Premiere Technologies, Inc., Xpedite Systems, Inc. and Roy B. Andersen, Jr.

                               Page 5 of 6 Pages
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 24, 1997                         /s/  Patrick G. Jones
-----------------     ----------------------------------------------------------
      Date                                        Signature

                      Patrick G. Jones, Senior Vice President, Finance and Legal
                      ----------------------------------------------------------
                                              Name/Title

                               Page 6 of 6 Pages
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                                 EXHIBIT INDEX

Exhibit Description                                                     Page No.
-------------------                                                     --------

1. Agreement and Plan of Merger dated as of November 13, 1997 by and among Premiere Technologies, Inc., Nets Acquisition Corp. and Xpedite Systems, Inc.

2. Stockholder Agreement by and among Premiere Technologies, Inc., Xpedite Systems, Inc. and Roy B. Andersen, Jr.